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January 20, 2023

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Samantha A. Brutlag

Re:                  Spirit of America Investment Fund Inc. (Registration No. 333-27925/ 811-08231)

Response to Examiner Comments on Post-Effective

Amendment No. 74

Dear Ms. Brutlag:

This letter responds to your comments on Post-Effective Amendment No. 74 (“PEA No. 74”) to the Registration Statement on Form N-1A of Spirit of America Investment Fund Inc. (the “Registrant”). PEA No. 74 seeks to register shares of Spirit of America Utilities Fund, a new series of the Registrant (the “Fund”).

1.	Comment: Please provide the ticker symbol for each class of shares of the Fund.

Response: The following are the ticker symbols for Fund’s share classes:

Class A Shares - TICKER: SOAUX

Class C Shares - TICKER: SOCUX

Institutional Shares - TICKER: SOIUX

2.	Comment: Reference is made to the fee table on page 1 of the Prospectus. Please add a footnote to the “Other Expenses” line item indicating that other expenses are estimated for the current year.

Response: The requested footnote has been added.

3.	Comment: The Staff notes that the exclusions to the expense waiver listed in footnote 2 to the fee table beginning on page 1 of the Prospectus do not include acquired fund fees and expenses (AFFEs). Please confirm that AFFEs will not be excluded from the expense waiver or add AFFEs to the list of exclusions.

Response: The Registrant informs the Staff that AFFEs will be excluded from the expense waiver and the disclosure in the Prospectus has been updated to reflect such exclusion.

January 20, 2023

4.	Comment: Reference is made to the fee table beginning on page 1 of the Prospectus. Please clarify that with respect to the recoupment of any fees or expenses that the Fund’s investment adviser waived and/or reimbursed pursuant to the expense limitation agreement may only be recouped to the lesser of the current expense limit in effect at the time of recoupment or the prior expense limit in effect for the period for which the recoupment of fees waived or expenses reimbursed is sought.

Response: The requested clarification has been added.

5.	Comment: Please provide the final fee table and expense example for the Fund for review at least five business days before effectiveness of PEA No. 74.

Response: Below is the final fee table and completed expense example for the Fund:

Shareholder Fees (fees paid directly from your investment)
	Class A Shares	Class C Shares	Institutional Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None
Maximum Deferred Sales Charge (Load)(1) (as a percentage of net asset value)	1.00%	1.00%	None
Redemption Fee (as a percentage of amount redeemed, if applicable)	None	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class A Shares	Class C Shares	Institutional Shares
Management Fees	0.97%	0.97%	0.97%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	0.00%
Other Expenses(2)	0.97%	0.97%	0.97%
Total Annual Fund Operating Expenses	2.19%	2.94%	1.94%
Fee Waiver and/or Expense Reimbursements(3)	(0.66)%	(0.66)%	(0.66)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement(3)	1.53%	2.28%	1.28%
(1)	A Contingent Deferred Sales Charge (“CDSC”) of 1.00% may be imposed on redemptions of Class A shares that were purchased within one year of the redemption date where an indirect commission was paid. CDSC on Class C Shares applies to shares sold within 13 months of purchase.
(2)	Other Expenses are estimated for the current year.

(3)	Spirit of America Management Corp. (the “Adviser”) has contractually agreed to waive advisory fees and/or reimburse expenses under an Operating Expenses Agreement so that the total operating expenses will not exceed 1.53%, 2.28% and 1.28% of the Class A Shares, Class C Shares and Institutional Shares average daily net assets, respectively, through May 1, 2024. The waiver does not include front-end or contingent deferred loads, taxes, interest, dividend expenses, brokerage commissions, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization or extraordinary expenses such as litigation. Any amounts waived or reimbursed by the Adviser are subject to reimbursement by the Fund within the following three years, provided the Fund is able to make such reimbursement and remain in compliance with the lesser of the current

January 20, 2023

expense limit in effect at the time of reimbursement or the prior expense limit in effect for the period for which the reimbursement of fees waived or expenses reimbursed is sought. The Operating Expenses Agreement may be terminated at any time, by the Board of Directors, on behalf of the Fund, upon sixty days written notice to the Adviser.

Example: This Example is intended to help you compare the cost of investing in the Utilities Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Utilities Fund for the time periods indicated and that you sell your shares at the end of those periods. The example also assumes that each year your investment has a 5% return and Fund operating expenses remain the same. Although your actual costs and returns might be different, your approximate costs of investing $10,000 in the Fund would be:

	1 year	3 years
Class A Shares	$722	$1,161
Class C Shares – no redemption	$231	$848
Institutional Shares	$130	$545

6.	Comment: Reference is made to the “Principal Investment Strategies” section beginning on page 2 of the Prospectus. Please include a 50% revenue or assets test for utility related companies.

Response: As requested, the Fund has added the following test for determining whether a company is in the utilities industry:

“The Fund considers a company to be in the utilities industry if, at the time of the investment, the Fund determines that at least 50% of the company’s assets or revenues are derived from one or more utilities or utility related functions.”

7.	Comment: Reference is made to the “Principal Investment Strategies” section beginning on page 2 of the Prospectus. Please revise this section to clarify whether and which of the three bulleted items will be investments that satisfy and count towards the 80% names rule policy.

Response: As requested, the referenced section has been revised to clarify which investments are intended to be included in the 80% names rule policy. Appendix A to this letter shows the changes made to the “Principal Investment Strategies” section beginning on page 2 of the Prospectus and the “Investment Strategies of the Fund” section beginning on page 6 of the Prospectus

8.	Comment: Reference is made to the “Principal Risks of Investing in the Utilities Fund” section beginning on page 2 of the Prospectus. Consider adding a small-cap and mid-cap securities risk in this section if the Fun will be invested in these types of securities.

Response: A small-cap company risk and a mid-cap company risk has been added.

9.	Comment: Reference is made to the “Investment Strategies of the Fund” section beginning on page 6 of the Prospectus. The last line of the second paragraph references “other communications media.” Please explain what types of companies would be included in this category.

January 20, 2023

Response: The Registrant notes that, in connection with the revisions made in response to comment #7 above, the reference to “other communications media” has been changed to “other cellular communications,” which is intended to include cellular communications companies.

10.	Comment: Reference is made to the “Investment Strategies of the Fund” section beginning on page 6 of the Prospectus. The penultimate bullet point at the end of this section states that “MLPs are publicly traded partnerships typically engaged in the transport, storage, processing, refining, marketing, exploration, production and mining of minerals and natural resources” (emphasis added). Please explain whether mining of minerals may include non-utility related minerals and if so, will they count towards the 80% names rule policy.

Response: The Registrant confirms that mining minerals may include non-utility related minerals but investments in such non-utility related minerals will not count towards the 80% names rule policy.

11.	Comment: Reference is made to the “MANAGEMENT OF THE FUND - Additional Information About the Investment Adviser” section beginning on page 12 of the Prospectus. Please add disclosure to the fourth paragraph of this section noting that the expense waiver agreement is subject to exclusions. Likewise, add such disclosure where the expense waiver agreement is discussed in the Statement of Additional Information (SAI).

Response: The requested disclosure has been added in the Prospectus and the SAI.

12.	Comment: Reference is made to the “Fundamental Policies of the Utilities Fund” section beginning on page 12 of the SAI. Please revise the disclosure regarding the Fund’s concentration policy in clause (b) to clarify that the Fund will concentrate in the utilities industry. It is drafted to impermissibly reserve freedom of action to concentrate.

Response: The disclosure in clause (b) has been deleted in its entirety and replaced with the following:

(b)	invest 25% or more of its total assets in the securities of issuers conducting their principal business activities in any one industry (other than the utilities industry, in which the Utilities Fund will invest at least 25% or more of its total assets), except that this restriction does not apply to securities issued by the U.S. government, agencies, states, municipalities or their instrumentalities

We trust that the foregoing is responsive to your comments. Please feel free to contact the undersigned at (212) 885-5239 if you have any questions.

Sincerely yours,

/s/ Thomas R. Westle

Thomas R. Westle

APPENDIX A

Principal Investment Strategies: The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets plus any borrowings in a combination of securities and other assets of utility and utility related companies. These are companies that are principally engaged in utilities operations such as providing electricity, natural gas, water, ~~and communication services to the public.~~ internet services, email (electronic mail), data communications, mobile and cellular infrastructure to the public. The Fund considers a company to be in or related to the utilities industry if, at the time of the investment, the Fund determines that at least 50% of the company’s assets or revenues are derived from one or more utilities or utility related functions. As part of its investment process, the Adviser seeks investment opportunities in the utility industry that may provide steady sources of current income and capital appreciation without incurring unnecessary risks. The Fund’s assets will be invested primarily in a diverse range of dividend paying common stocks within the utilities industry with sound and stable corporate structures. The Fund seeks to find utility companies that derive their revenue from utility operations with strong underlying value. The Fund seeks to select utility companies that have a proven dividend history with reliable cash flows.

~~•~~	In addition, the Fund may invest up to 20% ~~in~~of its net assets plus any borrowings in non-utility related investments, including (i) equity securities, including common stock, preferred stock and convertible preferred stock of non-utility related companies of any capitalization, whether domestic or foreign, with potential for accelerating growth, above-average growth or growth potential, increasing or consistent profitability and/or a proven history of paying consistent dividends~~. With respect to 20% of the Fund’s net assets, the Fund may invest in equity securities issued by non-utility related companies.~~

; (ii) ~~• The Fund may invest in~~ Master Limited Partnerships (“MLPs”)~~. MLPs~~, which are publicly traded partnerships typically engaged in the transport, storage, processing, refining, marketing, exploration, production and mining of minerals and natural resources~~. These activities are~~, often referred to as the energy infrastructure~~.~~

; and (iii) ~~• The Fund may invest in~~ fixed income securities of any grade, as well as non-rated fixed income securities, both short-term and long-term, including taxable municipal bonds, income producing convertible securities and corporate bonds.

Investment Strategies of the Fund

The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets plus any borrowings in a combination of securities and other assets of utility and utility related companies. These are companies that are principally engaged in utilities operations such as providing electricity, natural gas, water, ~~and communication services to the public. As part of its investment process, the Adviser seeks investment opportunities in the utility industry that may provide steady sources of current income and capital appreciation without incurring unnecessary risks.~~internet services, email (electronic mail), data communications, mobile and cellular infrastructure to the public.

The Fund considers a ~~corporation~~company to be in or related to the utilities industry if, at the time of the investment, the Fund determines that ~~a significant portion~~at least 50% of the company’s assets or revenues are derived from one or more utilities or utility related functions. Issuers in the utilities industry include firms engaged in the manufacture, production, generation, transmission, sale or distribution of electric, gas or other types of energy, including water. Other forms of utilities include other sanitary services; and issuers engaged in telecommunications, including telephone, satellite, cable television, and other cellular communications ~~media~~.

~~The fund emphasizes quality while purchasing securities for the Fund. Investments are selected primarily based on fundamental analysis of individual issuers. Such analysis may include the issuer's financial condition and market, economic, political, and regulatory conditions. Other Factors may include analysis of an issuer's revenues, cash flows, earnings outlook, current strategy, and management ability.~~

~~Factors considered for debt instruments may include the instrument’s credit quality, leverage, indenture provisions, management ability, and ability to meet its current obligations.~~

As part of its investment process, the Adviser seeks investment opportunities in the utility industry that may provide steady sources of current income and capital appreciation without incurring unnecessary risks. The Fund’s assets will be invested primarily in a diverse range of dividend paying common stocks within the utilities industry with sound and stable corporate structures. The Fund seeks to find utility companies that derive their revenue from utility operations with strong underlying value. The Fund seeks to select utility companies that have a proven dividend history with reliable cash flows.

~~•~~	In addition, the Fund may invest up to 20% ~~in~~of its net assets plus any borrowings in non-utility related investments, including (i) equity securities, including common stock, preferred stock and convertible preferred stock of non-utility related companies of any capitalization, whether domestic or foreign, with potential for accelerating growth, above-average growth or growth potential, increasing or consistent profitability and/or a proven history of paying consistent dividends~~. With respect to 20% of the Fund’s net assets, the Fund may invest in equity securities issued by non-utility related companies.~~

; (ii) ~~• The Fund may invest in~~ Master Limited Partnerships (“MLPs”)~~. MLPs~~, which are publicly traded partnerships typically engaged in the transport, storage, processing, refining, marketing, exploration, production and mining of minerals and natural resources~~. These activities are~~, often referred to as the energy infrastructure~~.~~

; and (iii) ~~• The Fund may invest in~~ fixed income securities of any grade, as well as non-rated fixed income securities, both short-term and long-term, including taxable municipal bonds, income producing convertible securities and corporate bonds.

The Fund emphasizes quality while purchasing securities for the Fund. Investments are selected primarily based on fundamental analysis of individual issuers. Such analysis may include the issuer's financial condition and market, economic, political, and regulatory conditions. Other factors may include analysis of an issuer's revenues, cash flows, earnings outlook, current strategy, and management ability.

Factors considered for debt instruments may include the instrument’s credit quality, leverage, indenture provisions, management ability, and ability to meet its current obligations.